FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that Mr Rupert L. Pennant-Rea, a director of Gold Fields Limited, has exercised 10 000 Share Options which were issued to him in terms of The GF Non-Executive Director Share Plan, as amended.
Share options are offered at a strike price and vest after 12 months with a further four years within which the participant can exercise the options before the expiry date (total of five years from date of acceptance before the options would expire). The value of the options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.
Details of the transactions are set out below:
RL Pennant-Rea
Nature of transaction
On market sale of shares/options in terms of the above scheme
Transaction Dates
23 and 24 February 2011 respectively
Number of Shares/Options
701 and 7,127 respectively
Class of Security
Ordinary Shares
Strike price per share option
R88.38
Market price per share
R125.82 and R124.70 respectively
Total Value
R976,936.72 (R88,199.82/R888,736.90)
Total proceeds
R284,789.64
Vesting Period
The options vests one year after acceptance with a further four years within which the participants can exercise the options before the expiry date.
Nature of interest
Direct and Beneficial
RL Pennant-Rea
Nature of transaction
Off market acquisition of shares/options in terms of the above scheme
Transaction Date
24 February 2011
Number of Shares/Options
2,172
Class of Security
Ordinary Shares
Strike price per share option
R88.38
Market price per share
R124.70
Total Value
R270,848.40
Total cost
R191,961.36
Vesting Period
The options vests one year after acceptance with a further four years within which the participants can exercise the options before the expiry date.
Nature of interest
Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
25 February 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 2011
GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs